

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2020

Thomas Oxenreiter
Chief Financial Officer
Geospatial Corp
229 Howes Run Road
Saver, PA 16055

>   **Re: Geospatial Corp**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2018**
>   **Filed January 6, 2020**
>   **File No. 000-55937**

Dear Mr. Oxenreiter:

    We have reviewed your January 6, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2019 letter.

Amendment No 1 to Form 10-K for the Fiscal Year Ended December 31,2018

Item 8. Financial Statements and Supplementary Data, page 1

1.   Amendments must set forth the complete text of each item as amended. Please file an amendment that sets forth the complete text of Item 8. Please refer to Exchange Act Rule 12b-15.

    You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services